UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                         (Amendment No. 2)*


                 America Online Latin America, Inc.
                ------------------------------------
                          (Name of Issuer)


           Class A Common Stock, par value $0.01 per share
      --------------------------------------------------------
                   (Title of Class and Securities)

                              02365B100
             -------------------------------------------
                           (CUSIP Number)

                       Alfredo Egydio Setubal
                          Banco Itau, S.A.
                   Rua Boa Vista, 185 - 8(0) andar
                  01014-913 - Sao Paulo-SP, Brazil
                           55-11-237-3002

                              Copy to:
                        Paul T. Schnell, Esq.
              Skadden, Arps, Slate, Meagher & Flom LLP
                          Four Times Square
                         New York, NY 10036
                           (212) 735-3000
    ------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          February 13, 2001
    ------------------------------------------------------------
                    (Date of Event which Requires
                      Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                Schedule 13D

      This is Amendment No. 2 to the Schedule 13D, filed August 22, 2000, as amended, by Banco Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itau"), Itau Bank, Ltd., a Cayman Limited Liability Company ("Itau Bank"), Itausa - Investimentos Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itausa"), Companhia ESA, a Brazilian corporation (Sociedade Anonima) ("ESA"), and the shareholders of ESA, which include Eudoro Libanio Villela, Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal, Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal (collectively, the "ESA Shareholders" and, collectively with Itau, Itau Bank, Itausa and ESA, each a "Reporting Person" and, collectively, the "Reporting Persons") (the "Schedule 13D"). Capitalized terms used but not described herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 4.     Purpose of Transaction.
            ------------------------------------

            Item 4 is amended by including the following:

            As described in Item 6, Itau and Itau Bank, and certain other stockholders of the Issuer, America Online, Inc. ("AOL"), and Aspen Investments LLC and Atlantis Investments LLC (together, "ODC"), are in negotiations with the Issuer to possibly acquire additional equity securities from the Issuer. If such acquisition is consummated, such purchase by Itau and Itau Bank would be for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and reserve the right to acquire additional shares of Class A Common Stock, par value $0.01 per share (the "Shares"), in the open market or in privately negotiated transactions with the Issuer or third parties or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things: the availability of Shares for purchase, or the ability to sell Shares, at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board of Directors and controlling stockholders of the Issuer; and other future developments.

            As part of their ongoing review, the Reporting Persons may have additional discussions with third parties, including other stockholders, or with management of the Issuer regarding the foregoing.


            If Itau and/or Itau Bank consummate the possible acquisition of Shares described in Item 6, Itau and/or Itau Bank may enter into one or more repurchase or similar transactions with one or more financial institutions with respect to some or all of the additional Shares.

            The information set forth or incorporated by reference in Items 6 and 7 is hereby incorporated by reference.

            Except as set forth above, the Reporting Persons have no present plans or intentions which would result in, or relate to, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
            -----------------------------------

            Item 6 is amended by including the following:

            On February 13, 2001, the Issuer and each of AOL, ODC, Itau and Itau Bank (collectively, the "Stockholders") entered into a letter agreement in principle (the "Letter Agreement in Principle") pursuant to which the Issuer and the Stockholders agreed in principle to seek to negotiate the purchase of additional equity securities of the Issuer, which, in the case of Itau and Itau Bank, would consist of Shares having an aggregate value of approximately $20 million based on the average trading price of the Shares at such time in the future as the Shares are purchased. There can be no assurance that such negotiations will result in the execution of definitive agreements or any acquisition of Shares; the Letter Agreement in Principle terminates if definitive agreements are not executed by April 15, 2001.

            Any such purchase of additional Shares is subject to the following conditions, among others: the Issuer and the Stockholders reaching mutual agreement on the terms and conditions of such purchases and negotiating and executing mutually satisfactory definitive agreements; approval of any such transaction by the Board of Directors of the Issuer (the "AOLA Board"), which in turn will require a favorable recommendation from a special committee of the AOLA Board; the receipt by such committee of a fairness opinion from an investment bank to be retained by the committee; and any required regulatory approvals.

            The foregoing summary of certain provisions of the Letter Agreement in Principle is not intended to be complete and is qualified in its entirety by the complete text of such document, which is included as Exhibit 9 to this Amendment No. 2 to Schedule 13D and is incorporated herein by reference.

            The statement of beneficial ownership of shares does not include any Shares that may be acquired in this possible transaction because of the material contingencies to the consummation thereof, some of which are beyond any of the Reporting Persons' control, and because the pricing for any such acquisition has not been determined. The filing of this amendment to Schedule 13D shall not be construed as an admission for the purposes of Section 13(d) and 13(g) and Regulation 13D-G of the Exchange Act or the rules promulgated thereunder that any of the Reporting Persons is the beneficial owner of any securities of the Issuer pursuant to the Letter Agreement in Principle.

            The information set forth or incorporated by reference in Items 4 and 7 is hereby incorporated by reference.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            Item 7 is hereby supplemented as follows:

            Exhibit 9. Letter Agreement in Principle, dated as of February 13, 2001, by and among America Online Latin America, Inc. and America Online, Inc., Aspen Investments LLC, Atlantis Investments LLC, Banco Itau, S.A. Cayman Branch and Itau Bank Limited (the "Letter Agreement in Principle").



                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


            BANCO ITAU, S.A.

            By:  /s/ Roberto Egydio Setubal
                 ------------------------------------
            Name:    Roberto Egydio Setubal
            Title:   President and Chief Executive Officer


            By: /s/  Henri Penchas
               --------------------------------------
            Name:    Henri Penchas
            Title:   Senior Vice-President



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date



                  ITAU BANK, LTD.

                  By: /s/ Roberto Egydio Setubal
                  --------------------------------
                  Name:   Roberto Egydio Setubal
                  Title:  Director


                  By: /s/ Henri Penchas
                  --------------------------------
                  Name:   Henri Penchas
                  Title:  Director




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date



                  ITAUSA - INVESTIMENTOS ITAU, S.A.

                  By:  /s/ Olavo Egydio Setubal
                  ------------------------------
                  Name:    Olavo Egydio Setubal
                  Title:   President


                  By:  /s/ Henri Penchas
                  ------------------------------
                  Name:    Henri Penchas
                  Title:   Executive Director




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date



                  COMPANHIA ESA

                  By: /s/  Eudoro Libanio Villela
                  --------------------------------
                  Name:    Eudoro Libanio Villela
                  Title:   President


                  By: /s/  Olavo Egydio Setubal
                  ------------------------------
                  Name:    Olavo Egydio Setubal
                  Title:   Vice-President



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                       ROBERTO EGYDIO SETUBAL

                  /s/  Roberto Egydio Setubal
                  ----------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                       OLAVO EGYDIO SETUBAL

                  /s/  Olavo Egydio Setubal
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                        MARIA DE LOURDES EGYDIO VILLELA

                    /s/ Maria de Lourdes Egydio Villela
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                      ALFREDO EGYDIO ARRUDA VILLELA FILHO

                  /s/ Alfredo Egydio Arruda Villela Filho
                  ----------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                      ANA LUCIA DE MATTOS BARRETTO VILLELA

                  /s/ Ana Lucia de Mattos Barretto Villela
                 ------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                       EUDORO LIBANIO VILLELA

                  /s/  Eudoro Libanio Villela
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                        MARIA DE LOURDES ARRUDA VILLELA

                    /s/ Maria de Lourdes Arruda Villela
                  --------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                       RICARDO VILLELA MARINO

                  /s/  Ricardo Villela Marino
                  ----------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                       RODOLFO VILLELA MARINO

                  /s/  Rodolfo Villela Marino
                  ----------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date

                       ALFREDO EGYDIO SETUBAL

                  /s/  Alfredo Egydio Setubal
                  ----------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                       JOSE LUIZ EGYDIO SETUBAL

                  /s/  Jose Luiz Egydio Setubal
                  ------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                       MARIA ALICE SETUBAL

                  /s/  Maria Alice Setubal
                  -------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                       OLAVO EGYDIO SETUBAL JUNIOR

                  /s/  Olavo Egydio Setubal Junior
                  ---------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                       PAULO SETUBAL NETO

                  /s/  Paulo Setubal Neto
                  ------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February    , 2001
                                                  ---
                                          Date


                       RICARDO EGYDIO SETUBAL

                  /s/  Ricardo Egydio Setubal
                  ----------------------------




                            EXHIBIT INDEX


Exhibit 1.* Joint Filing Agreement, dated as of August 22, 2000, by and among Banco Itau, S.A., Itau Bank, Ltd., Companhia ESA, Itausa
            - Investimentos Itau, S.A., Eudoro Libanio Villela, Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal, Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal.

Exhibit 2.* Regulation S Stock Subscription Agreement, dated as of June
            12, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., incorporated hereto by reference to Exhibit 10.14 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 3.* Assignment Agreement (Contrato de Cessao de Direitos), dated as of August 8, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and Itau Bank, Ltd. and an English translation thereof.

Exhibit 4.* Registration Rights and Stockholders' Agreement, dated as of
            August 11, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., and, for certain limited purposes, America Online, Inc. and Riverview Media Corp., incorporated hereto by reference to Exhibit 10.15 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 5.* Letter Agreement, dated as of August 6, 2000, from Roberto Egydio
            Setubal to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering.

Exhibit 6.* Letter Agreement, dated as of August 6, 2000, from Banco Itau,
            S.A. to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering.

Exhibit7.*  Master Agreement, dated as of October 23, 1997, including the Schedule thereto, and confirmations between Banco Itau, S.A. and UBS AG (the "UBS Repurchase Agreements").

Exhibit 8.* Master Agreement, dated as of August 22, 2000, including the
            Schedule thereto, and confirmations between Itau Bank, Ltd. and Goldman Sachs International (the "Goldman Repurchase
            Agreements").

Exhibit 9. Letter Agreement in Principle, dated as of February 13, 2001, from America Online Latin America, Inc. to America Online, Inc., Aspen Investments LLC, Atlantis Investments LLC, Banco Itau, S.A. Cayman Branch and Itau Bank Limited (the "Letter Agreement in Principle").



       * Previously filed with the SEC.